Exhibit 9.2
News Release filed December 10, 2008

SmarTire Systems Inc.
Suite 150, 13151 Vanier Place
Richmond, British Columbia
Canada, V6V 2J1

T: (604) 276-9884
F: (604) 276-2350
www.smartire.com
OTCBB: SMTR

NEWS RELEASE – December 10, 2008

SmarTire Finalizes Agreement For
Business Asset Sale

Richmond, British Columbia, Canada, December 10, 2008 -- SmarTire Systems Inc. (OTC Bulletin Board: SMTRE) announced today that it has signed a definitive agreement to sell its business and the related assets to Bendix Commercial Vehicle Systems LLC, North American affiliate of the Munich, Germany-based Knorr-Bremse Group.

The transaction, scheduled to close December 10, 2008, will immediately incorporate the company’s assets to become a part of the electronics business unit of Bendix.   The move will complement the other leading safety technologies such as the Bendix® ESP® Electronic Stability Program and Bendix® Adaptive Cruise Control.

Proceeds from the sale closing will be held in escrow subject to SmarTire obtaining consent of its shareholders at a meeting to be held in March, 2009.  SmarTire expects to apply all, or substantially all, of the proceeds from the sale against its debt obligations.  Following the transaction, SmarTire will change its name to TTC Technology, Inc.

“The past year has presented many challenges for Smartire and our goal of growing the business to become self sufficient.” stated Dave Warkentin, President and CEO.  “Market conditions created delays in the implementation of our products as well as new TPMS programs being pursued with key customers. The adverse affect that this caused on our revenues resulted in the continued requirement for debt financing which became impossible to secure due to recent economic conditions as well as the company's debt load. This transaction is the result of an exhaustive process that was employed to ensure that maximum value was received for the assets of the company.”

About Bendix Commercial Vehicle Systems LLC

Bendix Commercial Vehicle Systems, a member of the Knorr-Bremse Group, develops and supplies leading-edge active safety technologies, air brake charging, and control systems and components under the Bendix® brand name for medium- and heavy-duty trucks, tractors, trailers, buses, and other commercial vehicles throughout North America. An industry pioneer, employing more than 2,000 people, Bendix is driven to deliver solutions for improved vehicle performance, safety, and overall operating cost. Bendix Commercial Vehicle Systems is headquartered in Elyria, Ohio, with manufacturing plants in Acuña, Mexico; Bowling Green, Ky.; and Huntington, Ind. For more information, call 1-800-AIR-BRAKE (1-800-247-2725) or visit www.bendix.com.

About SmarTire Systems Inc.

SmarTire has developed and marketed proprietary advanced wireless sensing and control systems worldwide under the SmartWave™ trademark. The company has invested more than $100 million in R&D for its patented tire monitoring technology.  It developed numerous patent-protected wireless technologies and has advanced tire monitoring solutions since 1987.

SmarTire offered large fleet, commercial, bus and recreational vehicles patent-protected, before- and after-market wireless technologies and advanced tire-monitoring solutions using its proprietary SmartWave platform. The platform provides a foundation for the addition of multiple wireless sensing and control applications.  Initial product releases using the SmartWave platform include the SmartWave™ TPMS, which leverages on SmarTire’s background and knowledge in tire monitoring solution.  SmarTire Systems has maintained operations in North America and Europe.  For more information, visit www.smartire.com.

Except for historical information, this news release contains forward-looking statements that involve substantial risks and uncertainties. When used in this news release, the words “expects,” “may,” “intends,” “plans”, anticipates, “likely”, “believes” and similar expressions can be used to identify  forward-looking statements.  Forward-looking statements are based on current facts and analysis and on forecasts of future results, estimates of amounts not yet determined and assumptions of management, and include that we will sell our assets and use the proceeds to pay our debts.  Actual results, performance, or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  The proposed transaction described herein may not proceed as described, or at all, as we may not agree on final terms and our creditors may not approve of the transaction. Also, we may not obtain shareholder approval. SmarTire cautions that the foregoing factors are not exhaustive.  For a detailed discussion of these and other risk factors, please refer to SmarTire’s filings with the Securities and Exchange Commission, including its annual report on Form 10-KSB and subsequent quarterly reports on Form 10-QSB. SmarTire expressly disclaims any intent or obligation to update any forward-looking statements.
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